POSTERNAK
Posternak Blankstein & Lund LLP
June 21, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: John Reynolds, Assistant Director

Re:	National Dentex Corporation Amendment to Proxy Statement on Schedule 14A Filed June 4, 2010 File No. 000-23092 Form 10-K for Fiscal Year-Ended December 31, 2009 Filed March 12, 2010
Ladies and Gentlemen:
     On behalf of National Dentex Corporation (“National Dentex”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission, received by letter dated June 16, 2010, relating to National Dentex’s Amendment No. 1 to Proxy Statement on Schedule 14A (File No. 000-23092) (the “Preliminary Merger Proxy Statement”). National Dentex is concurrently filing via EDGAR Amendment No. 2 to the Preliminary Merger Proxy Statement.
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with National Dentex’s response. Except as otherwise specifically indicated, page references in our responses correspond to the applicable pages of the Preliminary Merger Proxy Statement, as revised.
Preliminary Proxy Statement on Schedule 14A, filed June 4, 2010
General
1.	On slide 15 of the April 2, 2010 Signal Hill presentation a 2010 Budget is presented which does not appear to reconcile to the projected figures for 2010 on page 40. Please advise.
RESPONSE: As noted on page 34 of the Preliminary Merger Proxy Statement describing Signal Hill’s “Valuation Analysis Summary,” Signal Hill utilized National Dentex’s 2010 Fiscal Year Budget (Revenues of $157.0 million and EBIDTA of $17.4 million) and National Dentex’s Forecasted Five Year Plan for the fiscal years ended December 31, 2010 through 2014. The 2010 Fiscal Year Budget was prepared and finalized on January 15, 2010, which was prior to the preparation of the Forecasted Five Year Plan. National Dentex’s Forecasted Five Year Plan was prepared and finalized on February 8, 2010 and incorporated its acquisition program based upon prior history and stated strategy for growth. The Preliminary Merger Proxy Statement has been revised on page 41 to footnote the primary reason for the difference between the 2010 Fiscal Year Budget revenue number ($157.0 million) and the 2010 forecast included in the Forecasted Five Year Plan revenue number ($161.0 million), which was the projected acquisition of a dental laboratory, with annualized revenues of $8 million ($4 million in 2010) effective July 1, 2010; such projected acquisition has not occurred. At the time Signal Hill reviewed the 2010 Fiscal Year Budget and the 2010 forecast included in the Forecasted Five Year Plan, National Dentex believed the 2010 Fiscal Year Budget to be a more suitable view of National Dentex’s 2010 performance than National Dentex’s 2010 forecasted performance reflected in the Forecasted Five Year Plan, because it was based upon the performance of existing laboratories and because of the lack of existing acquisition activity at that time. Because the Forecasted Five Year Plan was provided to Parent and Signal Hill, as noted on page 41 of the Preliminary Merger Proxy Statement, National Dentex included these numbers in the Preliminary Merger Proxy Statement section titled “Certain Company Forecasts” as well as including the relevant 2010 Fiscal
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Securities and Exchange Commission
Re: National Dentex Corporation
June 21, 2010

Year Budget numbers in the section titled “Signal Hill Opinion” where appropriate.
Opinion of Signal Hill, page 31.
2.	We note the disclosure added in response to prior comment 19. However, it was unclear why this level of detail was not provided for the selected transactions analysis on page 36, please advise.
RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to provide the relevant metrics and data ranges that Signal Hill considered in connection with the selected transactions analysis.
Signal Hill provided more comprehensive disclosure to the comparable companies analysis section (with the inclusion of market capitalization data and other financial statistics) because there was complete or comprehensive financial data available on each publicly traded company via required filings to make this information (a) readily available and (b) comparative as of the same point in time or date. The compilation of the selected transaction information is serial in nature as each of these transactions occurred at different points in time on a historical basis, and in certain cases, is limited by the amount of information available on targets that were privately held prior to acquisition. As noted on page 36, the transactions that were selected in this analysis were chosen because they involved companies whose main businesses were dental or mail-order pharmacy services related and were completed since January 1, 2007.
3.	We note your response to prior comment 21 and your statement on page 36 that “Signal Hill focused its comparable companies analysis on comparable CY 2010 EBITDA multiples.” Given your tabular presentation on the preceding page, it was unclear why this multiple was chosen instead of the Enterprise Value/Revenue or Price/EPS multiples, please revise to address. Similar disclosures should be provided under your Selected Transactions Analysis.
RESPONSE: The Preliminary Merger Proxy Statement has been revised on pages 36 and 37 to address Signal Hill’s focus in the comparable companies analysis on CY 2010 EBITDA and in the selected transaction analysis on LTM EBITDA. Additionally, please see revised disclosure on page 36 relating to the Enterprise Value/Revenue and Price/EPS multiples and valuations for the comparable companies analysis, and page 37 with regard to the Enterprise Value to LTM Revenue multiples and valuations for the selected transactions analysis.
4.	We note in the Selected Transaction Analysis section your low multiple of 5.2x in your analysis to determine an implied reference enterprise value range of National Dentex of $99.2 million to $142.7 million. It appears that the low EBITDA multiple should be 5.7x as noted in the table. Please revise or advise.
RESPONSE: The Preliminary Merger Proxy Statement has been revised on page 37 to indicate that the low multiple for the selected transaction analysis on comparable LTM EBITDA was 5.7x, as is noted in the table above the change.
Certain Company Forecasts, page 39
5.	We note your response to prior comment 25 and partially reiusse. Please revised to indicate the date on which the forecasts presented herein were finalized.

Securities and Exchange Commission
Re: National Dentex Corporation
June 21, 2010

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to indicate the dates the financial forecasts were prepared and finalized.
     Please direct any questions or comments that you may have to the undersigned (617-973-6197) or Michael Andresino (617-973-6113). Thank you for your assistance.

Very truly yours,
/s/ Thomas S. Brennan
Thomas S. Brennan, Esq.

cc:	David L. Brown, Chairman and CEO Richard F. Becker, Jr., Executive Vice President Donald H. Siegel, P.C. David M. Barbash, Esq.